SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                      Sunshine Mining and Refining Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   867833-60-0
                                 (CUSIP Number)

                              Lawrence D. Hui, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                                551 Fifth Avenue
                            New York, New York 10176
                               Tel: (212) 986-6000
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 8, 2002
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  11,790,470

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  11,790,470

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  11,790,470

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.9%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  11,717,822

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  11,717,822

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  11,717,822

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.7%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  11,717,822

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  11,717,822

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  11,717,822

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.7%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock ("Common Stock") of Sunshine Mining and Refining Company (the "Issuer") beneficially owned by Elliott Associates, L.P. ("Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA") (collectively, the "Reporting Persons") as of March 20, 2002 and amends and supplements the Schedule 13D filed by the Reporting Persons dated February 21, 2001 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Elliott beneficially owns 11,790,470 shares of Common Stock constituting 24.9% of all of the outstanding shares of Common Stock.

         Together, Elliott International and EICA beneficially own 11,717,822 shares of Common Stock constituting 24.7% of all of the outstanding shares of Common Stock.

         The Reporting Persons beneficially own an aggregate of 23,508,292 shares of Common Stock representing 49.6% of all of the outstanding shares of Common Stock.

         (b) Subject in each case to the terms of the Stockholders Agreement (as previously described on Schedule 13D), Elliott has the sole power to vote and the sole power to dispose of the shares of Common Stock beneficially owned by it, and Elliott International and EICA have shared power to vote and shared power to dispose of the shares of Common Stock beneficially owned by each of them.

         (c) Pursuant to their rights under the Call Option Agreement dated as of February 5, 2001 with Sunshine International Mining, Inc. and Sunshine Argentina, Inc., the Reporting Persons exercised their call options to purchase an aggregate of 566 shares of the stock of Sunshine Argentina, Inc. (which owns the Pirquitas silver mine in Argentina). The Reporting Persons tendered an aggregate of 1,451,283 shares of Common Stock as the purchase price therefor (728,206 shares of Common Stock tendered by Elliott and 723,077 shares of Common Stock tendered by Elliott International).

         In addition, the following transactions were effected by the Reporting Persons during the past sixty days:

Elliott:
-------

                                                 Approx. Price per
                                Amount of Shs.   Share (excl. of
Date            Security        Bought (Sold)    commissions)
----            --------        -------------    ------------------
3/19/02         Common          (20,000)            $0.12
3/20/02         Common          (27,500)            $0.10


Elliott International:
---------------------
                                                Approx. Price per
                                Amount of Shs.   Share (excl. of
Date            Security        Bought (Sold)    commissions)
----            --------        -------------    ------------------

3/19/02         Common          (20,000)           $0.12
3/20/02         Common          (27,500)           $0.10


         Elliott and Elliott International effected each of the above transactions over-the-counter.

         No other transactions required to be reported on Schedule 13D were effected by the Reporting Persons during the past sixty (60) days.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Current Report on Form 8-K dated March 6, 2002 filed by the Issuer is hereby incorporated by reference herein.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  April 2, 2002

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as general partner
                  By: Braxton Associates, Inc., as general partner


                           By: /s/ Elliot Greenberg
                                    Elliot Greenberg
                                    Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By: Elliott International Capital Advisors Inc., as
                  Attorney-in-Fact


                  By: /s/ Elliot Greenberg
                           Elliot Greenberg
                           Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
                  Elliot Greenberg
                  Vice President